Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

December 31, 2019

Via EDGAR Submission

Daniel F. Duchovny

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Re:	Colony Capital, Inc.
Soliciting Materials filed pursuant to Rule 14a-12 on November 26, 2019
File No. 001-37980

Dear Mr. Duchovny:

On behalf of Colony Capital, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter from the Staff dated December 2, 2019, with respect to soliciting materials filed by the Company pursuant to Rule 14a-12 on November 26, 2019 (File No. 001-37980). For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding the Company’s corresponding response.

1.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

●	That “the pivot to digital should also have a significantly positive effect on the Company’s operating efficiency.”

Response: The Company acknowledges the Staff’s comment. The Company believes that the use of the term “should” clearly conveys that such statement is the Company’s opinion or belief. The Company believes that a reasonable factual basis exists for such belief and advises the Staff on a supplemental basis that its belief that “the pivot to digital should also have a significantly positive effect on the Company’s operating efficiency” is based on a number of factors, including the following:

●

The Company’s legacy investments, including, among others, certain real estate and real estate-related debt and equity investments, are generally assets that are relatively small in investment size and management intensive, requiring the Company to employ teams of asset managers, property managers, servicers and accountants. In comparison, the

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Daniel F. Duchovny	- 2 -	December 31, 2019

Company’s investments in digital infrastructure and real estate will generally be more substantial in size by transaction value and will often be for larger scale assets (e.g., portfolios of datacenters, cell towers and fiber assets), which we may invest in through established companies with their own in-place highly experienced management teams. A component of the Company’s new digital investment strategy is to invest in talented digital management teams at portfolio companies with decades of experience and “skin in the game” while the Company maintains control of, or has significant input with respect to, the decisions that impact the performance of its digital investments, all of which the Company believes will contribute towards creating a more efficient operations structure. Therefore, the Company’s digital infrastructure and real estate investments will require less day-to-day management oversight from the Company’s personnel, allowing the Company to maintain lower levels of corporate overhead and general & administrative expense. As an example, the Company recently announced that it entered into a definitive agreement to acquire an approximate 20% ownership interest in DataBank, a leading private owner and manager of edge data centers. The members of Databank’s senior management team each have decades of relevant industry experience. In such transaction, the Company will be able to appoint a majority of board members at Databank, giving the Company substantial control rights while only owning a minority position. Further, the Company’s investment in Databank is not expected to require any dedicated or new Company personnel, allowing the Company to capture more of its return on the investment.

●

In addition, the Company’s investments in digital infrastructure and real estate are expected to be longer duration investments (e.g., target approximately five to seven years) as compared to the Company’s legacy credit investments, which are typically shorter term investments (e.g., approximately three years). Holding investments for a longer term reduces the frequency and overall amount of expenses the Company will incur in connection with making and/or exiting investments and, as a result, increases the Company’s operating efficiency.

●	That “[t]here are a number of inaccuracies in Blackwells’ press release…”

Response: The Company believes that a reasonable factual basis exists for this statement. On a supplemental basis, the Company advises the Staff that its statement that “there are a number of inaccuracies in Blackwells’ press release” is based on the following statements in Blackwells’ press release, which the Company believes are inaccurate for the reasons noted after each such statement:

●	“Mr. Barrack lives in Aspen, Colorado.”….. “Colony cannot succeed with a part-time and distracted CEO” … “He is not devoting sufficient time to the job.”

There is absolutely no factual support for these false statements and characterization of Mr. Barrack. While Mr. Barrack has a property in Aspen, Colorado, his primary residence is in Los Angeles, California, where the Company is headquartered. Since Mr. Barrack became the Chief Executive Officer in November 2018, Mr. Barrack has served as a full-time Chief Executive Officer of the Company, in addition to his role as Executive Chairman. In serving the Company in

Daniel F. Duchovny	- 3 -	December 31, 2019

these capacities, Mr. Barrack spends the vast majority of his time in Los Angeles, in other Company offices, and traveling globally to meet with the Company’s stockholders, investors and operating partners, while also marketing the Company’s brand and strategy and identifying potential opportunities for the Company. Mr. Barrack also travels to many of the Company’s offices all over the globe, meeting with members of the Company’s senior management team and overseeing the management of the Company’s principal business segments. In addition to all of his executive management and oversight duties, as the Company’s Executive Chairman and Chief Executive Officer, Mr. Barrack is responsible for the leadership and direction of the Company’s board of directors and executive management. In this role, during 2019, Mr. Barrack attended all meetings of the Company’s board of directors and, at the invitation of the applicable committee chairman, nearly all of the meetings of the board’s standing committees, including its strategic asset review committee, which in the aggregate was over 35 board and committee meetings. These actions by Mr. Barrack overwhelmingly demonstrate that he has been, and continues to be, devoting his full time and attention to his duties as the Company’s Chief Executive Officer – in direct contradiction to Blackwells’ baseless accusations.

●	The “Board allowed Mr. Barrack to hand-pick his successor.”

This statement is categorically incorrect. Pursuant to the Company’s corporate governance guidelines, it is the responsibility of the Company’s board of directors to establish policies and principles for the selection and succession planning of the Company’s Chief Executive Officer. The selection of Marc Ganzi to succeed Mr. Barrack as Chief Executive Officer was a unanimous decision made by the Company’s board of directors in compliance with its established policies and principles. This included a formal interview and vetting process by the board’s nominating and corporate governance committee of Mr. Ganzi and his background, skills, experience and strategic vision for the Company. Based on the results of this process, the nominating and corporate governance committee determined to unanimously recommend that the board appoint Mr. Ganzi as successor to the Chief Executive Officer role at the Company. With the nominating and corporate governance committee’s recommendation and after full consideration of all the other information it deemed pertinent, including, among other matters, the Company’s strategic pivot to a digital real estate and infrastructure focused strategy, the board made its unanimous decision to appoint Mr. Ganzi as the Company’s next Chief Executive Officer.

Based on this robust process implemented by the Company’s board, including its nominating and corporate governance committee, it is clear that Blackwells’ statement regarding the Company’s CEO succession planning process is unfounded.

●	“[T]he Company has refused to make the changes necessary to close the wide gap between Colony’s stock price and its intrinsic value.”

This statement also is categorically incorrect. Rather than refusing to take steps to address this issue, the Company’s board of directors and management have made significant changes to the Company’s management team, business strategy and cost structure in 2018 and 2019 intended to drive long-term value for all stockholders, including:

Daniel F. Duchovny	- 4 -	December 31, 2019

●	Appointing Mr. Barrack as the Company’s Chief Executive Officer in November 2018 and subsequently designating Mr. Ganzi as the next Chief Executive Officer in July 2019;

●

Adding three new independent directors for a total of 11 independent directors, all of whom have strong expertise in areas critical to the Company’s business, including real estate, investment management, finance and accounting;

●	Forming a Strategic Asset Review Committee, comprised of independent directors to review, evaluate and make recommendations on issues relating to the Company’s assets and business configuration;

●	Announcing a new strategic plan to accelerate the Company’s transformation into digital infrastructure and real estate;

●

Multiple significant dispositions of legacy business lines, including the sale of the light industrial portfolio and related management platform for $5.7 billion, delivering a 17% internal rate of return to stockholders while utilizing modest leverage, the sale of NorthStar Realty Europe Corp., delivering a 16% internal rate of return to stockholders since inception and generating gross proceeds of $160 million to the Company, and the proposal to internalize Colony Credit Real Estate, Inc.’s (“CLNC”) management contract with the Company in a transaction that is expected to be mutually beneficial to the Company and CLNC; and

●

Aggressively reducing costs, including by achieving approximately 80% of the expected total $50 million to $55 million previously announced cost savings on a run rate basis, prior to further reduction from the sale of the light industrial platform.

In light of the significant changes that the Company’s board of directors and management have made in 2018 and 2019, Blackwells’ statement that the Company has “refused” to make necessary changes is clearly factually inaccurate. The Company and its board of directors are obviously willing to make significant changes, however difficult.

2.

Please ensure that you remove doubt expressed by your use of the phrase “may be deemed” (“Important Additional Information”) from whether the company, its directors and officers are participants in the solicitation. See instruction 3 to Item 4 in Schedule 14A.

Response: The Company confirms that in future soliciting material filed under Rule 14a-12, it will use the phrase “will be participants” rather than “may be deemed to be participants” to remove doubt from its statement identifying the participants in the solicitation of proxies from the Company’s stockholders in connection with matters to be considered at the Company’s 2020 annual meeting of stockholders.

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3.	Please provide the participant information required by Rule 14a-12(a)(1)(i) (oral comment).

Response: The Company understands that Rule 14a-12 requires the identities of participants in the solicitation and their direct or indirect interests, by security holdings or otherwise, to be disclosed in each written communication filed pursuant to Rule 14a-12. We note, however, that Rule 14a-12(a)(1)(i) specifically contemplates that a legend advising stockholders where they can obtain such information may be included in the written communication in lieu of the participant information itself. The soliciting materials filed by the Company pursuant to Rule 14a-12 on December 12, 2019 included a legend advising stockholders that information regarding the participants and their interests could be found in the Company’s definitive proxy statement in connection with its 2019 annual meeting of stockholders (the “2019 Proxy Statement”) and Forms 4, which the Company believes contain all of the relevant information about the participants and their interests in the solicitation.

The Company acknowledges that the SEC release adopting amendments to Rule 14a-12 to permit the use of a legend advising stockholders where they can obtain participant information notes that the “legend may refer to either a previously filed communication that contains the participant information, or a separate statement that contains the participant information and is filed as Rule 14a-12 material.” Regulation of Takeovers and Security Holder Communications, Release No. 34-42055 (Oct. 22, 1999) (the “SEC Release”). We respectfully advise the Staff that we believe the 2019 Proxy Statement is “a previously filed communication that contains the participant information” as contemplated by the SEC Release. We also believe that in light of the significant developments in technology since October 1999, when the SEC Release was published, and the ease with which investors access SEC filings via EDGAR today, the subsequently filed Forms 4 are sufficient to update the participant information contained in the 2019 Proxy Statement. We also believe that the approach taken by the Company in drafting its Rule 14a-12 legend is consistent with the overwhelming majority of Rule 14a-12 legends that we have reviewed over the years.

For the foregoing reasons, we respectfully advise the Staff that we believe we have provided the participant information required by Rule 14a-12(a)(1)(i) in the form of a legend in the Company’s soliciting materials filed December 12, 2019 advising stockholders where they can obtain such information and that such information was available, current and on file for review by stockholders at the time the soliciting materials were first used.

Thank you for your consideration of the points contained in our responses. Please contact me at (202) 637-5945 if you have any questions or need any additional information.

Sincerely,

/s/ Joseph E. Gilligan

Joseph E. Gilligan

Partner

Hogan Lovells US LLP

cc:	Ronald M. Sanders, Colony Capital, Inc.
David W. Bonser, Hogan Lovells US LLP